Exhibit 99.1

News Release
TSX:RMX | OTC.PINK: RBYCF

January 12, 2016

Rubicon Minerals Corporation Announces the NYSE MKT Notification of Suspension
and Intent to Commence Delisting Proceedings

TORONTO, Ontario – Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) received notice, dated January 11, 2016, that the staff of NYSE Regulation, Inc. (“NYSE Regulation”) has determined to suspend trading immediately and commence proceedings to delist the Company's common stock from NYSE MKT LLC ("NYSE MKT” or the "Exchange"). The Exchange notified the Company that it no longer complied with the continued listing standards as set forth in Section 1003 of the NYSE MKT Company Guide due to the low selling price of the Company’s common stock. Therefore, the Company's securities are subject to being delisted from the Exchange.

NYSE MKT has informed the Company that the NYSE MKT will apply to the U.S. Securities and Exchange Commission (the "SEC") to delist the Company's common stock upon completion of all applicable procedures, including any appeal by Rubicon of the NYSE Regulation staff’s decision.

Rubicon's common shares will continue to be listed on the Toronto Stock Exchange (“TSX”), one of the world's premier stock exchanges for mining and exploration companies. U.S. shareholders will be able to trade their Rubicon shares on the TSX through U.S. broker-dealers who have Canadian registered broker-dealer affiliates. In addition, management expects that the Company’s common shares will continue to be quoted on the U.S. over-the-counter ("OTC") markets following the delisting on the OTC Pink® under the ticker symbol “RBYCF”, which is operated by OTC Markets Group. There is no assurance that an active market in the common shares will develop on OTC Pink®.

The Company will continue to file reports with Canadian securities regulators and with the SEC under applicable federal securities laws.

RUBICON MINERALS CORPORATION
“Michael Winship”
Interim President and Chief Executive Officer

PR16-2 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: +1 (416) 766-2804  | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements regarding that the Company's common shares will continue to be listed on the Toronto Stock Exchange, that U.S. shareholders should be able to trade their Rubicon shares on the TSX through U.S. broker-dealers who have Canadian registered broker-dealer affiliates and that the Company will continue to be a reporting issuer with the SEC following the delisting. Forward-looking statements include expressions such as "believe," "anticipate," "expect," "estimate," "intend," "may," "plan," "predict," "will" and similar terms and expressions. These forward-looking statements are made based on expectations and beliefs concerning future events affecting Rubicon and are subject to various risks, uncertainties and factors relating to Rubicon's operations and business environment, all of which are difficult to predict and many of which are beyond Rubicon's control, which could cause Rubicon's actual results to differ materially from those matters expressed in or implied by these forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Rubicon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to: the impact of the NYSE MKT's suspension of trading and commencement of delisting proceedings on the liquidity and market price of Rubicon's common stock; market conditions; and those risk factors set out in the Company's current Annual Information Form, Management's Discussion and Analysis and other disclosure documents available under the Company's profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company's plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements contained herein are made as of the date of this release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements

PR16-2 For more information, contact Allan Candelario, CFA, Vice President of Investor Relations
Phone: +1 (416) 766-2804  | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release